Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Consolidates Land Position of Over 2,200 Square Kilometers on
Emerging Koonenberry Gold Belt in Australia

Vancouver, British Columbia, February 17, 2011 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce the consolidation of over 2,200 square kilometers of mineral rights in the highly prospective and under-explored Koonenberry gold belt of New South Wales, Australia. The Koonenberry project consists of thirteen contiguous exploration licenses acquired either directly by EMX staking, or through agreements with other parties. Koonenberry’s potential to host a district-scale discovery is underscored by the substantial quantity of gold nuggets recovered across the area by local prospectors. These gold occurrences, and other prospective targets, are covered by EMX’s dominant land position along 100 kilometers of the Koonenberry belt’s strike length.

The Company has begun reconnaissance scale exploration programs across the property position. The initial results are strongly encouraging, and demonstrate the presence of gold in bedrock exposures within the project area. Please see attached map and www.eurasianminerals.com for more information.

Project Background. The Koonenberry project lies adjacent to the northwest trending, regional scale Koonenberry fault that bounds the eastern edge of the Curnamona Craton (“Broken Hill Block”). Gold was first discovered within the Koonenberry belt by prospectors using metal detectors, with unconfirmed reports of more than 10,000 ounces being recovered from the near-surface soil profile in recent years. Much of the recovered gold occurs as multi-gram to multi-ounce nugget specimens with attached angular “reef” quartz, suggesting a nearby primary source.

The Koonenberry gold belt is a new discovery with no records of previous hard rock gold mining in the area despite excellent access, flat topography and relative ease of exploration. The geological features of the Koonenberry belt are remarkably similar to the orogenic deposits of the Victorian Goldfields, also located in southeastern Australia. The Victorian Goldfields have produced more than 2,500 metric tonnes of gold (80 million ounces Au) (Phillips and Hughes, 1996).

Exploration Programs. EMX’s exploration objective at Koonenberry is to identify the bedrock source of gold nuggets that have been found within the project area. The nuggets principally occur within a corridor measuring 25 by 10 kilometers in the south-central portion of the property. There are over 100 documented gold nugget occurrences in this corridor, with some locations yielding multiple nuggets that individually can range in size to over 100 ounces. The northwest trend of occurrences is parallel to the regional structural fabric, and is associated with soil, BLEG and stream sediment gold anomalies, as well as pervasive alteration and quartz veining.

The majority of the prospective terrain at Koonenberry remains untested, with only 10% of the project area having undergone first pass, reconnaissance level evaluation by EMX to date. This preliminary work identified a second set of northwest trending BLEG gold anomalies measuring approximately 10 kilometers along trend in the north-central portion of the property. The Company is currently conducting a systematic, project-wide exploration program of regolith mapping from satellite imagery, geological mapping, stream and bedrock geochemical sampling, and airborne geophysical surveys. The results from these programs will be integrated and used to select priority follow-up targets for trenching and scout drill testing.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Land Package. EMX’s consolidation of a commanding land position along the Koonenberry gold belt resulted from a patient program of staking exploration licenses and negotiating agreements with four key license holders over a period of more than two years (also see August 3, 2010 Company news release). The final agreement to complete the land package was with Rockwell Resources Pty Ltd. ("Rockwell"), a privately owned Australian exploration company, to earn a 100% interest in the Kayrunnera exploration license. Under this earn-in and purchase agreement, EMX will make a series of payments to Rockwell totaling $200,000 over two years as a combination of a) $100,000 cash and b) shares of EMX stock equal in value to $100,000 (pending approval of the transaction by the TSX Venture Exchange). EMX also has a $1.1M, three year work commitment. Once 100% ownership is vested by EMX in the property,

Rockwell’s interest reverts to a 2% NSR, at which time EMX has the right to buy 1.0% of the NSR for $5M. The residual 1.0% NSR can be purchased by EMX for a further $8M at anytime thereafter. All dollar amounts are in AUD.

Comments on Sampling, Assaying, and QA/QC. EMX exploration samples are collected in accordance with accepted industry standards and procedures. Samples are typically submitted to ALS Chemex in Brisbane (ISO 17025 accredited). Gold is analyzed by fire assay with an ICP AES finish, and multi-element analyses determined with aqua regia digestion and ICP MS/AAS techniques. BLEG analysis is by ICPMS for gold, silver, copper, and other elements. Routine QA/QC analysis is conducted on all assay results, including the systematic utilization of blanks and field duplicates.

Other Company News. EMX is pleased to announce the appointment of Valerie Barlow as the Company’s Corporate Secretary. Ms. Barlow has a Bachelors Degree in Economics, and over ten years of corporate, accounting, and investor relations experience in the mining industry.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

David Royle, B.Sc. (Hons), FAusIMM, CP, the designated QP within the meaning of 43-101, has reviewed and approves the content of this release.

For further information contact:
David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement:

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	2
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	3
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com